

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Mark Palfreeman
Chief Executive Officer
Nixplay Inc.
12301 Whitewater Dr., Suite 115
Minnetonka, MN 55343-3932

> **Re: Nixplay Inc.**
> **Offering Statement on Form 1-A**
> **Filed on September 30, 2022**
> **File No. 024-12011**

Dear Mark Palfreeman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 30, 2022

Cover Page

1. Please revise the cover page and summary to summarize your organizational structure, including a statement that you are a holding company that has a 73.77% interest in the operating subsidiaries. Additionally, please revise your disclosures on pages 20-21 to identify the shareholder(s) who own the remaining 26.23% of Nixplay Cayman.

2. Please revise the cover page to disclose that Mr. Palfreeman, your CEO, currently beneficially owns 100% of your outstanding common stock and also disclose his expected beneficial ownership if all shares are sold in this offering. Additionally, please revise to include a risk factor that discusses risks resulting to your company and its shareholders from Mr. Palfreeman's concentration of ownership.

3.	The cover page states that the 2,094,534 shares of Series A preferred stock may convert into 2,094,53<u>6</u> shares of common stock. Disclosure elsewhere indicates that the Series A preferred stock converts to common stock on a 1-for-1 basis. Please revise to reconcile.

Interest of Management and Others in Certain Transactions, page 46

4.	We note that you describe a number of loans in this section and state that a form of loan agreement governing the loans has been filed as an exhibit. Please file executed versions of each loan agreement. Refer to Item 17.6 of Form 1-A.

Notes to the Consolidated Financial Statements
Note 1 - Organization and Operations, page F-8

5.	You disclose that the transaction whereby you issued shares in exchange for an ownership interest in Nixplay Cayman resulted in the owners of Nixplay Cayman "obtaining a majority voting interest in Nixplay Inc." Please revise to more clearly state, if true, that the transaction resulted in Solon, an entity wholly owned by Mr. Palfreeman, obtaining a 100% voting interest in Nixplay Inc.", or advise.

Exhibits

6.	We note that you or your subsidiaries have a number of bank loans and other loans from financial institutions. Please file these loan agreements as exhibits or advise. See Item 17.6 of Form 1-A.

General

7.	Please confirm whether the issuer's officers, partners, or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada, and, if so, identify these individuals, their positions with the issuer, the current location(s) where they conduct their activities for the issuer, and when these individuals commenced their activities at this location(s). If currently employed by Creedon Technologies, USA, please confirm that the working visas of these individuals with Creedon Technologies, USA, will continue to allow these individuals to work in the United States until such time as they obtain working visas enabling them to work directly at Nixplay, Inc. In this regard, please supplementally provide the expiration dates of the working visas for each of these individuals with Creedon Technologies, USA. See Rule 251(b)(1) of Regulation A and consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.

8.	We note that Creedon Technologies HK Limited, a subsidiary based in Hong Kong, will continue to conduct operations and is also the owner of your other operating subsidiaries. We further note that this subsidiary has received loans from a number of Hong Kong-based entities and leases office space in Hong Kong. Please tell us the activities that Creedon Technologies HK Limited performs after the reorganization. Additionally, please:

- Provide prominent disclosure about the legal and operational risks associated with your operations in Hong Kong, as well as your corporate structure in which your other subsidiaries are owned by the Hong Kong subsidiary;

- Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company;

- Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors;

- To the extent you have officers or directors based in China or Hong Kong, please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them;

- Disclose your number of employees in Hong Kong or China; and

- Review our Sample Letter to China-Based Companies, available at https://www.sec.gov/corpfin/sample-letter-china-based-companies, and consider whether there are any commensurate laws or regulations in Hong Kong to those PRC laws and regulations discussed in the letter and revise as necessary.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which

Mark Palfreeman
Nixplay Inc.
October 28, 2022
Page 4

will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli